[redacted]

15027941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52005

SEC Mail Processing Section RECEIVED DEC 02 2015 Wash. DC 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Preferred Client Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 Dartmouth
(No. and Street)

Dallas	Texas	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	Celeste	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3

12/3

OATH OR AFFIRMATION

I, James D. Gaberino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Preferred Client Group, Inc., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Pres & CEO

Title

Notary Public

AMY N. PORTER
Notary Public
STATE OF TEXAS
My Comm. Exp. 10-08-17

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Preferred Client Group, Inc.

We have audited the accompanying statement of financial condition of Preferred Client Group, Inc. (a Texas corporation) as of September 30, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Preferred Client Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Client Group, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Preferred Client Group, Inc.'s financial statements. The supplemental information is the responsibility of Preferred Client Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 17, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PREFERRED CLIENT GROUP, INC.
Statement of Financial Condition
September 30, 2015

ASSETS

Cash and cash equivalents	$ 3,342
Accrued interest receivable	479
Prepaid expenses	2,674
Clearing deposit - debt securities	125,031
TOTAL ASSETS	$ 131,526

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued liabilities	$ 753
Stockholder's Equity	
Common stock, $.10 par value, 200 shares authorized, issued and outstanding	20
Additional paid-in capital	109,006
Retained earnings	21,747
TOTAL STOCKHOLDER'S EQUITY	130,773
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 131,526

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Statement of Income
Year Ended September 30, 2015

Revenue	
Securities commissions	$ 640,731
Other revenue	8,770
TOTAL REVENUE	649,501
Expenses	
Compensation and related costs	440,786
Clearing charges	75,507
Professional fees and contract services	35,486
Occupancy and equipment costs	44,560
Communications	10,773
Regulatory fees and expenses	5,119
Other expenses	15,904
TOTAL EXPENSES	628,135
Net income before net other loss and provision for income taxes	21,366
Other Gain and Loss	
Realized loss on debt securities	(14,212)
Unrealized gain on debt securities	10,930
Net other loss	(3,282)
Net income before provision for income taxes	18,084
Current income taxes - state	12,250
NET INCOME	$ 5,834

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2015

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2014	200	$ 20	$ 213,153	$ 15,913	$ 229,086
Capital distributions	-	-	(104,147)	-	(104,147)
Net income	-	-	-	5,834	5,834
Balances at September 30, 2015	200	$ 20	$ 109,006	$ 21,747	$ 130,773

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Statement of Cash Flows
Year Ended September 30, 2015

Cash flows from operating activities:	
Net income	$ 5,834
Adjustments to reconcile net loss to net cash provided by operating activities:	
Realized loss on debt securities	14,212
Unrealized gain on debt securities	(10,930)
Changes in assets and liabilities	
Increase in accrued interest receivable	(104)
Increase in prepaid expenses	(1,205)
Decrease in clearing deposit - cash	13,988
Increase in accrued liabilities	451
Net cash provided by operating activities	22,246
Cash flows from investing activities:	
Proceeds from maturity of debt securities	90,000
Purchase of debt securities	(124,330)
Net cash used in investing activities	(34,330)
Net change in cash and cash equivalents	(12,084)
Cash and cash equivalents at beginning of year	15,426
Cash and cash equivalents at end of year	$ 3,342

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes - federal	$ -
Income taxes - state	$ 12,250

Non-Cash Investing and Financing Activities:

The Company treated the advance due from the sole shareholder at September 30, 2014 totaling $104,147 as a capital distribution during 2015.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Preferred Client Group, Inc. (the Company) was organized in June 1999 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The majority of the Company's customers are individuals located in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The debt securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Equivalents

Money market funds and highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Debt Securities

The Company's debt securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Commission Revenue

General securities commissions and related clearing expenses are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are earned by the Company.

Income Taxes

As of September 30, 2015, open Federal tax years include the tax years ended September 30, 2012 through September 30, 2014.

The Company is also a member of a combined group subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at fixed rates multiplied by the number of the Company's customer's trades. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2015, the Company had net capital of $123,802, which was $118,802 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.01 to 1.

Note 4 - Fair Value / Debt Securities

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2015.

<u>Debt securities</u>: Valued by the Company's clearing broker/dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities, the clearing broker/dealer uses market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instrument.

Note 4 - Fair Value / Debt Securities (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2015

	Level 1	Level 2	Level 3	Total
Debt Securities	$ -	$ 125,031	$ -	$ 125,031

The debt securities consists of two municipal bonds, which mature in November 2017 and September 2027 with a pre-refund date in September 2018. Cost and fair values of the debt securities at September 30, 2015, are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
$ 125,153	$ -	$ 122	$ 125,031

There were no transfers between level 1 and level 2 during the year.

There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2015.

Note 5 - Income Taxes

The Company's current year taxable income was fully offset by prior years' net operating loss carryforwards; therefore, there is no provision for current federal income taxes. The Company has no net operating loss carryforward remaining at September 30, 2015.

Note 6 - Related Party Transactions/Economic Dependency/Concentration of Services

The sole shareholder generated all of the Company's revenue and accounted for all of the Company's compensation and related costs for the year ended September 30, 2015. The Company is economically dependent upon the sole shareholder due to the concentration of services provided by the sole shareholder.

The Company leases office space from a related party partnership controlled by the sole shareholder under a cancelable lease agreement expiring in September 2016 for $1,500 per month. Rent expense under this agreement totaled $18,000 for the year ended September 30, 2015.

Note 7 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Concentration of Credit Risk

The Company has $128,852 or approximately 98% of its total assets, in cash, money market funds, accrued interest receivable and debt securities due from or held at the Company's clearing broker/dealer.

The Company has $125,031 or approximately 95% of its total assets invested in two debt securities issued by Texas municipalities, which are held as a part of the Company's clearing deposit.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2015, through November 17, 2015, the date which the financial statements were available to be issued.

The Company has elected S corporation status effective October 1, 2015. After that date, the Company's taxable income or loss will pass through to its sole shareholder and there will be future provision for federal income taxes.

Schedule I

PREFERRED CLIENT GROUP, INC.
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2015

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 130,773
Deductions and/or charges	
Non-allowable assets:	
Accrued interest receivable	479
Prepaid expenses	2,674
Total deductions and/or charges	3,153
Net capital before haircuts on securities	127,620
Haircuts on securities	
Cash equivalents	67
Clearing deposit - debt securities	3,751
Total haircuts on securities	3,818
Net Capital	$ 123,802
Aggregate indebtedness	
Accrued liabilities	$ 753
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 118,802
Ratio of aggregate indebtedness to net capital	0.01 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2015 as filed by Preferred Client Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Preferred Client Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Preferred Client Group, Inc. identified the following provisions of 17 C.F.R.§15c3-3(k) under which Preferred Client Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Preferred Client Group, Inc. stated that Preferred Client Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Preferred Client Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Preferred Client Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 17, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PREFERRED CLIENT GROUP, INC.
DISCOUNT OR FULL SERVICE FINANCIAL BROKERAGE
3707 DARTMOUTH, DALLAS, TEXAS 75205

PREFERRED CLIENT GROUP, INC.'S EXEMPTION REPORT

Preferred Client Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

PREFERRED CLIENT GROUP, INC.

I, James D. Gaberino, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President and Financial and Operations Principal
October 21, 2015

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Preferred Client Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Preferred Client Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Preferred Client Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Preferred Client Group, Inc.'s management is responsible for Preferred Client Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 17, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052005 FINRA SEP
PREFERRED CLIENT GROUP INC
3707 DARTMOUTH AVE
DALLAS TX 75205-3137

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Gaberino
214-520-0832

2. A. General Assessment (item 2e from page 2) $ 1,395

B. Less payment made with SIPC-6 filed (exclude interest) (642)

5/13/15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 753

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 753

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 753

H. Overpayment carried forward $( )

PAID CK# 104 11-13-15

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

James D [signature] 10-23-15
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of ______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period beginning 10/1/2014 and ending 9/30/2015

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 646,219
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		—
(2) Net loss from principal transactions in securities in trading accounts.		—
(3) Net loss from principal transactions in commodities in trading accounts.		—
(4) Interest and dividend expense deducted in determining item 2a.		—
(5) Net loss from management of or participation in the underwriting or distribution of securities.		—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		—
(7) Net loss from securities in investment accounts.		—
Total additions		—
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		<12,532>
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		<75,507>
(4) Reimbursements for postage in connection with proxy solicitation.		—
(5) Net gain from securities in investment accounts.		—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ —	
Enter the greater of line (i) or (ii)		—
Total deductions		<88,039>
2d. SIPC Net Operating Revenues		$ 558,180
2e. General Assessment @ .0025		$ 1,395

(to page 1, line 2.A.)